EXHIBIT 2

FORM 51-102F1

 MANAGEMENT DISCUSSION AND ANALYSIS

FOR

FREEGOLD VENTURES LIMITED

MANAGEMENT DISCUSSION & ANALYSIS

The following discussion and analysis is management’s assessment of the results and financial condition of Freegold Ventures Limited (the “Company” or “Freegold”) for the year ended December 31, 2007 and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2007 and related notes contained in the report.  The date of this management’s discussion and analysis is March 14, 2008.  Additional information on the Company is available on SEDAR at www.sedar.com.

Business of Freegold

Freegold is an exploration stage company engaged in the acquisition, exploration and evaluation of mineral properties of merit with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation.

Forward looking statements

Certain information included in this discussion may constitute forward-looking statements.  Forward-looking statements are based on current expectations and entail various risks and uncertainties.  These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied.  The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Selected annual information

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The following table summarizes selected financial data for Freegold for each of the three most recently completed financial years.  The information set forth below should be read in conjunction with the consolidated audited financial statements, prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), and related notes.

	Years Ended December 31, (audited)
	2007	2006	2005
Total revenues	$259,063	$126,882	$40,434
General and administrative expenses - cash	1,519,375	1,142,747	1,106,209
General and administrative expenses – stock compensation	1,388,088	367,918	221,799
Mineral property costs	8,169,365	3,310,465	1,114,827
Income (loss) before extraordinary items ➢ In total ➢ Basic and diluted loss per share	(2,907,463) (0.06)	(1,510,665) (0.04)	(1,328,008) (0.04)
Net income (loss) before income taxes ➢ In total ➢ Basic and diluted loss per share	(4,384,463) (0.08)	(1,772,633) (0.05)	(1,368,370) (0.04)
Totals assets	$23,722,900	$12,381,233	$9,431,704
Total long term liabilities	Nil	Nil	Nil
Cash dividends declared	$Nil	Nil	Nil

Selected quarterly financial information

The following selected financial information is derived from the unaudited consolidated interim financial statements of the Company prepared in accordance with Canadian GAAP.

			For the Quarters Ended (unaudited)
	Dec. 31	Sep 30	Jun 30	Mar 31	Dec. 31	Sep 30	Jun 30	Mar 31
	2007	2007	2007	2007	2006	2006	2006	2006
Total revenues	$84,171	$22,462	$37,144	$115,286	$44,728	$10,987	$67,509	$3,658
Net loss – before tax	1,646,304	2,182,190	281,983	273,986	717,993	599,310	195,838	259,492
Net loss per share	0.02	0.04	0.01	0.01	0.02	0.02	0.01	0.01
Total assets	23,722,900	20,565,891	21,245,193	14,244,958	12,381,233	10,694,202	11,137,711	9,406,647

Results of operations

The year ended December 31, 2007 resulted in a net loss of $4,384,463 which compares with a loss of $1,772,633 for the same period in 2006.  General and administrative expenses for the year ended December 31, 2007 were $2,907,463, an increase of $1,396,798 over the same period in 2006.  Most of the increase is attributable to $1,388,088 in stock-based compensation expenses that were charged upon the granting of long-term incentive stock options and performance shares.  The total fair value of stock options that vested using the Black-Scholes Option Pricing Model resulted in stock-based compensation expense of $572,112 for the period ended December 31, 2007 compared to $83,835 for the previous year.  The stock-based compensation expense has been allocated by expense category on the income statement. Stock-based compensation for performance shares was $815,976 as compared to $284,083 for the previous year.   Amortization of $173,962 was recorded as compared to $13,003 for the previous year.  Mining equipment amortization of $161,088 was attributed to $1,050,963 in new mining equipment that was obtained for the Golden Summit project in Alaska.  All other general and administrative costs were relatively the same when compared to the previous year.  Capital gains of $151,687 were realized on the sale of investments in 2007 as compared to $85,884 over the same period in 2006.   Interest income of $107,376 was also earned in 2007 as compared to $40,998 in the previous year as the Company had more funds on deposit.

During the year ended December 31, 2007, the Company incurred mineral property deferred exploration costs of $8,169,365.  Of the deferred exploration costs, $1,256,236 was incurred to review and update previous engineering and resource work and $1,604,340 was incurred for drilling on the Almaden project in Idaho. $3,996,400 was incurred on the Golden Summit project in Alaska of which $1,902,641 was for bulk sampling/plant commissioning and infrastructure. $567,864 was spent on the Rob project in Alaska which included $295,470 in drilling. Mineral property acquisition costs of $385,277 were also incurred which included $52,159 for the Almaden Idaho project, $28,325 for the Rob Alaska project, $66,435 for the Vinasale Alaska project and $195,358 for the Golden Summit Alaska project. During the third quarter, the Company terminated the Grew Creek, Yukon property agreement and the associated costs of $1,365,285 were written off.   Management also decided to write-off its $247,199 investment in the PGM A Property in Sudbury, Ontario that is currently majority held by a third party.

Shareholder relations and promotional activities undertaken by the Company, which included attendance at various trade shows, advertising, property site visits, news releases, distribution fees and marketing materials, cost $248,432 for the period ended December 31, 2007, an increase of $48,367 over the same period in 2006.

Three months ending December 31, 2007

The quarter ended December 31, 2007 resulted in a loss from operations of $1,646,304 which was higher than the loss of $717,993 incurred in the comparative quarter ended December 31, 2006.  Most of the increase can be attributed to the accounting of $815,976 for the allotment/accrual of performance shares that were recorded as stock-based compensation and the $247,199 write-off associated with the PGM A Property in Sudbury, Ontario.  All other quarterly expenses are consistent with the discussion of the annual loss in the previous paragraph and elsewhere in this Annual MD&A.

Cash flows from financing activities during the quarter were $3,913,150.  The source of cash during the quarter was $3,353,750 from the exercise of warrants and $559,400 from the exercise of stock options.

Liquidity and capital resources

At December 31, 2007, the Company’s working capital, defined as current assets less current liabilities, was $4,124,121 compared with a deficit of $805,360 at December 31, 2006.  During 2007, 10,600,000 shares were issued for gross proceeds of $9,130,000, 8,673,269 warrants were exercised for proceeds of $5,518,527 and 1,891,250 options were also exercised for proceeds of $845,075.

The Company has an investment with a value of $70,663 as at December 31, 2007.  The investment consists of 206,486 shares of Pacific North West Capital Corp.  This company previously had certain directors in common.  These amounts are included in the above working capital.  The Company had 62,543,307 issued and outstanding shares at December 31, 2007.

Contractual commitments

The Company is committed under an operating lease, for its office premises in Kerrisdale with the following estimated lease payments to the expiration of the lease on June 30, 2010.  By an agreement dated 1 September 2007, the Company is committed under an operating lease, for its office premises in Vancouver with the following lease payments to the expiration of the lease on August 30, 2008.

Fiscal year ended Dec. 31,	2008	2009	2010	Thereafter

Office lease - Kerrisdale	$39,679	$39,679	$19,840	-
Office lease - Vancouver	$60,552

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

Critical accounting estimates

A detailed summary of all the Company’s significant accounting policies is included in Note 1 to the consolidated financial statements for the year ended December 31, 2007.

Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, amortization, determination of net recoverable value of assets, determination of fair value on, taxes, contingencies and stock-based compensation.

Change in accounting policies

Financial instrument standards

Effective January 1,2007, the Company adopted the new Canadian Institute of Chartered

Accountants (“CICA”) Handbook Section 3855, Financial Instruments – Recognition and Measurement; Section 3865, Hedges; Section 1530, Comprehensive Income; and Section 3861, Financial Instruments – Disclosure and Presentation (the “Financial Instrument Standards”).    These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

The Financial Instrument Standards require that adjustments to the carrying value of financial assets and liabilities be recorded within retained earnings or, in the case of available-for-sale assets, accumulated other comprehensive income on transition.

The Company has certain investments in the common shares of publicly traded corporations, which are classified as available-for-sale.  Although these investments represent common shares that are traded on a recognized stock exchange, the Company may not be able to sell its investments at the quoted market price.  Accordingly, the value of these investments is determined with reference to the quoted market price and an appropriate discount.  On transition, the value of these investments was consistent with historical cost.  As a result, adoption of the new standard did not have a material impact on the Company’s consolidated financial statements, on transition at January 1, 2007 or during the year ended December 31, 2007.

The principal changes resulting from the adoption of the Financial Instrument Standards are as follows:

Financial assets and financial liabilities

Under the new standards, financial assets and liabilities are initially recognized at fair value and are subsequently measured based on their classification as held-to-maturity, loans and receivables, available-for-sale or held-for-trading, as described below. The classification is not changed subsequent to initial recognition.

Held-to-maturity and loans and receivables

Financial instruments that have a fixed maturity date, where the Company intends and has the ability to hold to maturity, are classified as held-to-maturity and measured at amortized cost using the effective interest rate method.  Loans and receivables are measured at amortized cost using the effective interest method.

Available-for-sale

Financial assets classified as available-for-sale are carried at fair value (where determinable based on market prices of actively traded securities) with changes in fair value recorded in other comprehensive income.  Available-for-sale securities are written down to fair value through earnings whenever it is necessary to reflect an other-than-temporary impairment.  Transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are added to its fair value.

Held-for-trading

Financial assets and financial liabilities that are purchased and incurred with the intention of generating profits in the near term are classified as held-for-trading.  These instruments are measured at fair value with the change in the fair value recognized in income.

Derivatives and hedge accounting

The Company does not hold or have any exposure to derivative instruments and accordingly is not impacted by CICA Handbook Section 3865, Hedges.

Comprehensive income

Comprehensive income is composed of the Company’s earnings and other comprehensive income.  Other comprehensive income includes unrealized gains and losses on available-for-sale securities, foreign currency translation gains and losses on the net investment in self-sustaining operations and changes in the fair market value of derivative instruments designated as cash flow hedges, all net of income taxes.  Cumulative changes in other comprehensive income are included in accumulated other comprehensive income which is presented (if applicable) as a new category in shareholders’ equity.

Accounting changes

Effective January 1, 2007, the Company adopted the revised CICA Handbook Section 1506, Accounting Changes, which requires that a voluntary change in accounting policy can be made only if the changes result in more reliable and relevant information and are accompanied with disclosures of prior period amounts and justification of the changes.  The section also requires that the nature and amount of material changes in estimates be disclosed.  The Company has not made any voluntary change in accounting policies or significant changes in estimates that are not otherwise disclosed since the adoption of the revised section.

Auditors

The Company’s auditors for the year ended December 31, 2006 were PricewaterhouseCoopers LLP. The directors subsequently appointed James Stafford, Inc. Chartered Accountants as the Company’s auditors for the year ending December 31, 2007.

Financial instruments and other instruments

Freegold’s financial instruments consist of cash and cash equivalents, term deposits, accounts and advances receivable, portfolio investments, accounts payable, accrued liabilities, secured loans and amounts due to related parties.  Unless otherwise noted, it is management’s opinion that Freegold is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

The Company is exposed to currency risk on its acquisition and exploration expenditures on its U.S. properties since it has to convert Canadian dollars raised through equity financing in Canada to US dollars.  The Company’s expenditures are negatively impacted by increases in the U.S. versus the Canadian dollar.

Outstanding share data

The Company is authorized to issue unlimited common shares without par value.  As at December 31, 2007, there were 62,543,307 outstanding common shares compared to 40,262,882 outstanding shares at December 31, 2006.  The increase reflects the issuance of 1,040,906 performance shares, 21,164,519 shares for cash and 75,000 shares for mineral properties.

Directors, officers, employees and contractors are granted options to purchase common shares under the Company Stock Option Plan.  This plan and its terms and outstanding balance are disclosed in Note 8d to the consolidated financial statements ended December 31, 2007.

Related party transactions

A total of $190,080 was paid to a company controlled by the former Chairman of the Company, for management and severance fees during the year ended December 31, 2007.  A total of $20,982 was paid to a company controlled by the former Corporate Secretary of the Company, for Corporate secretarial services during the year ended December 31, 2007.   A total of $35,500 was paid to a company controlled by the Chief Financial Officer (CFO) of the Company for accounting services during the year ended December 31, 2007.   A total of $98,633 was paid to a company controlled by the Vice-President of Business Development, 50,000 performance shares with a value of $17,745 were issued and 50,000 performance shares with a value of $71,000 were allotted/accrued to the Vice-President of Business Development.  A total of $150,680 was paid and 150,000 performance shares with a value of $203,000 were issued to the Vice-President of Project Developments.

Disclosure controls and internal controls over financial reporting

The Company has established disclosure controls and procedures to ensure that information disclosed in this MD & A and the related consolidated financial statements was properly recorded, processed, summarized and reported to the Company’s Board and Audit Committee.  The Company’s CEO and CFO have evaluated and are satisfied with the effectiveness of these disclosure controls and procedures for the year ending December 31, 2007.

The CEO and CFO acknowledge responsibility for the design of internal control over financial reporting (ICFR), and confirm that there were no changes in these controls that occurred during the most recent period ended December 31, 2007 which materially affected, or are reasonably likely to materially affect the Company’s ICFR.

Risks and uncertainties

The mineral industry is intensely competitive in all its phases.  The Company competes with many other companies who have greater financial resources and experience.  The market price of precious metals and other minerals is volatile and cannot be controlled.  Exploration for minerals is a speculative venture.  There is no certainty that the money spent on exploration and development will result in the discovery of an economic ore body.

The Company’s activities outside of Canada make it subject to foreign currency fluctuations and this may materially affect its financial position and results.

The Company has limited financial resources, no source of operating cash flows and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements.  If the Company’s generative exploration programs are successful, additional funds will be required for development of one or more projects.  Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and development or the possible loss of the Company’s properties.

Outlook

The Company ended December 31, 2007 with working capital of $4,124,121.  With these funds and no debt, the Company estimates that it will have to raise more funds to meet its corporate, administrative and property obligations for the coming year.

Approval

The Board of Directors of Freegold has approved the disclosure contained in this annual MD&A. A copy of this annual MD&A will be provided to anyone who requests it.